UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or

15d - 16 of the Securities Exchange Act of 1934

For the month of November 2017

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

HSBC Sustainable Development Goal (SDG) Bond Framework November 2017 PUBLIC

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1.	Background

HSBC recognises that we have responsibilities not only towards our customers, employees and shareholders, but also the countries and communities in which we operate. This means understanding and managing the impact we have on society and the environment, and investing in the future of our employees and the communities we serve.

In September 2015, the UN General Assembly formally established the 17 Sustainable Development Goals (SDGs)1 to be addressed by 2030. The goals set a common framework for public and private stakeholders to set their agendas and define their policies and strategies over the interim 15 years. The World Economic Forum estimates that approximately $4 trillion a year is needed to realise the SDGs worldwide. Current annual investment in related projects lies at $1.4 trillion, meaning that there is a $2.5 trillion investment gap.

As part of our legacy as a strong corporate citizen, HSBC recognizes the catalysing role it can play through its lending activities and operations towards the achievement of the SDGs. The HSBC SDG Bond Framework is a step towards highlighting this impact, and mobilising investors to contribute capital towards the significant investments needed to accomplish the 17 goals.

The SDG Bond Framework is consistent with the 2017 Green Bond Principles and Social Bond Principles, as held by ICMA2.

2.	Use of Proceeds for an HSBC SDG Bond

The cornerstone of a Green /Social /Sustainable Bond is the Use of Proceeds of the bond.

As such, the proceeds of each HSBC SDG Bond will be used to finance in whole or in part, “future” and/or re-finance “existing” businesses and projects that promote any of the selected seven Sustainable Development Goals as defined by the United Nations, as outlined in this SDG bond Framework.

Specifically, the Use of Proceeds of any HSBC SDG Bond will be applied to eligible businesses and projects, including HSBC’s own operations, in the Eligible Categories as defined herein.

For the avoidance of doubt, financing provided to any business or project that is not eligible within the criteria set out in this HSBC SDG Bond Framework will not be considered as a Use of Proceeds of an HSBC SDG Bond issued under this framework.

The process for consideration for lending and thereby determination of eligibility of Use of Proceeds of each HSBC SDG Bond is detailed below.

2.1.  Considerations for lending

HSBC will determine eligibility based on assessment of whether the funds are applied to Eligible Categories, and, whether a significant positive sustainability net impact is achieved.

Where a business or project derives 90% or more of revenues from activities in Eligible Categories (i.e essentially sustainable business) it will be considered as eligible for financing from an HSBC SDG Bond. In these instances, the Use of Proceeds can be used by the business for general purposes, so long as this financing does not fund expansion into activities falling outside the Eligible Categories.

Businesses and projects may benefit the environment and society in important ways but also degrade it in others. HSBC has specific sustainability risk policies covering various sectors (see section 7 for further details) which seek to ensure that the financial services we provide to our customers to support economic development do not result in an unacceptable impact on people or the environment. HSBC’s assessment of environmental and societal benefits will consider the balance of impacts in determining overall net benefit. Moreover, HSBC will exercise its professional

[1]	United Nations Sustainable Development Goals http://www.un.org/sustainabledevelopment/sustainable-development-goals/
[2]	ICMA Green Bond Principles: http://www.icmagroup.org/Regulatory-Policy-and-Market-Practice/green-bonds/green-bond-principles/

ICMA Social Bond Principles: https://www.icmagroup.org/Regulatory-Policy-and-Market-Practice/green-social-and-sustainability-bonds/social-bond-principles-sbp/

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judgement, discretion and sustainability knowledge in determining eligibility of businesses and projects for the Use of Proceeds of an HSBC SDG Bond issue.

  Table 1: Eligible Categories for HSBC’s SDG Bond and mapping to the SDGs

Sustainable Development Goal	SDG Target	ICMA GBP/SBP Project Category	Eligibility Criteria	Examples of eligible projects
SDG 3: Good Health and Well-being

3.8: Achieve universal health coverage, access to quality essential health-care services and access to safe, effective, quality and affordable essential medicines and vaccines for all

3.b: Research and development of vaccines and medicines, provide access to affordable essential medicines and vaccines

		Affordable basic infrastructure Access to essential services	Activities that strengthen the capacity of all countries, in particular developing countries, for provisions of free or subsidized healthcare, and early warning, risk reduction and management of health crises

Financing to construct, equip, operate:

1) hospitals, clinics and health care centers for the provision of public/free/subsidized health services

2) infrastructure and equipment for the provision of emergency medical response and disease control services

3) educational and vocational training centers for medical, public health and emergency response professionals

Provision / distribution of healthcare equipment and services

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SDG 4: Quality Education

4.1Ensure that all girls and boys complete free, equitable and quality primary and secondary education

4.2 Ensure that all girls and boys have access to quality early childhood development, care and preprimary education so that they are ready for primary education

4.3Ensure equal access for all women and men to affordable and quality technical, vocational and tertiary education, including university

4.4 Substantially increase number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship

4.5 Eliminate gender disparities in education and ensure equal access to all levels of education and vocational training for the vulnerable, including persons with disabilities, indigenous peoples and children in vulnerable situations

4.6 Ensure that all youth & substantial proportion of adults, both men and women, achieve literacy and numeracy

4.a Build and upgrade education facilities that are child, disability and gender sensitive and provide safe, nonviolent, inclusive and effective learning environments for all

	Access to essential services	Activities that expand access to primary, secondary, adult and vocational education Activities that target women and minoritiy inclusion in education Activities that improve educational infrastructure	Construction of schools Construction of Campus Construction of student housing Educational grants Training for educational professionals

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SDG 6: Clean Water and Sanitation

6.1: access to safe and affordable drinking water

6.2: access to adequate and equitable sanitation and hygiene

6.3 Improve Water Quality

6.4: increase water-use efficiency and reduce the number of people suffering from water scarcity

Affordable basic infrastructure Sustainable water and wastewater management Socioeconomic advancement and empowerment

Activities that expand public access to safe and affordable drinking water

Activities that provide access to adequate sanitation facilities

Activities that improve water quality

Activities that increase water-use efficiency through water recycling, treatment and reuse (including treatment of wastewater)

Water network construction, maintenance, equipment

Water supply & distribution

Water supply infrastructure ie pipework

Water treatment facilities

Water saving systems, technologies and water metering

Upgrades to wastewater treatment plants to remove nutrients

Wastewater discharge infrastructure

Hygiene infrastructure (eg. Public toilets)

Training sessions /workshops to improve sanitation knowledge of less well off populations

SDG 7: Affordable and Clean Energy	7.1 Ensure universal access to affordable, reliable and modern energy services 7.2 Increase substantially the share of renewable energy in the global energy mix	Renewable energy Energy efficiency

Generation of energy from renewable sources

Constuction / maintenance / expansion of associated distribution netorks

Manufacture of components of renewable energy technology

Development of products or technology and their implementation that reduces energy consumption of underlying asset, technology, product or system(s)

Improved efficiency in the delivery of bulk energy services

Manufacture of components to enable energy efficiency

Renewable energy projects including wind, solar, small scale hydro and biomass and their associated components

Grid expansion / development that carries a minimum of 85% renewable Energy

Smart grids

Smart meters

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SDG 9: Industry, Innovation and Infrastructure

9.1 Develop quality, reliable, sustainable and resilient infrastructure

9.2 Promote inclusive and sustainable industrialization

9.4 upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes

Affordable basic infrastructure Clean transportation

Develop quality, reliable, sustainable infrastructure, (including regional and transborder), to support affordable and equitable access for all that will also benefit economic development and human well-being

Upgrade and retrofit infrastructure to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes

Rail transporation projects for public use

New construction building developments or renovation of existing buildings (including public service, commercial, residential and recreational) which meet recognised environmental standards[3]

Development of roads in areas that lack connectivity, or in areas lacking infrastructure

Energy efficiency projects achieving a minimum of 25% improvement in energy performance

Communication projects including internet coverage and mobile phone usage

SDG 11: Sustainable Cities and Communities

11.1 ensure access for all to adequate, safe and affordable housing and basic services and upgrade slums

11.2 provide access to safe, affordable, accessible and sustainable transport systems

11.6: Reduce the adverse per capita environmental impact of cities

	Affordable housing Affordable basic infrastructure Access to essential services	Activities that expand or maintain the supply of affordable housing Activities that expand or maintain access to sustainable transport systems	Rail transporation projects for public use Development of roads in areas that lack connectivity, or in areas lacking infrastructure Construction of Social Housing Right to Buy schemes

3 Recognized environmental standards include LEED – gold, BREEAM – good/very good, HQE – very good/excellent, CASBEE – A(very good)/S(excellent) or equivalent

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SDG 13: Climate Action

13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries

13.3 Improve education, awareness-raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning

13.b Promote mechanisms for raising capacity for effective climate change-related planning and management in least developed countries and small island developing States, including focusing on women, youth and local and marginalized communities

	Climate change adaptation	Adaptation projects that demonstrably contribute to reducing vulnerability to climate change identified in the project area and do not increase carbon emissions	Natural disaster prevention infrastructure (e.g. flood alleviation schemes) Education programmes to increase awareness and knowledge on climate related issues

2.2. Fossil Fuel Considerations

HSBC sustainability risk policies have a specific focus on sectors that make the greatest contribution to climate change. A key aspect of our approach is to reduce support for specific new infrastructure (such as new coal-fired power plants or new thermal coal mines) which could “lock in” additional greenhouse gas emissions for many years.

Our policies restrict lending to companies that cause deforestation or operate in the coal sector:

●	HSBC restricted finance for the forestry sector in 2004 and has progressively tightened its approach. In our 2017 review of our Forestry and Agricultural Commodities Policies[4] we expanded our prohibited businesses commitment to make it consistent with ‘No Deforestation, No Peat and No Exploitation’ (NDPE) and extended our policy to include refiners and traders, as well as growers and mills.

4 http://www.hsbc.com/-/media/hsbc-com/newsroomassets/2017/pdfs/170220-new-statement-on-revised-agricultural-commodities-policy.pdf

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●	HSBC was the first major international bank to restrict finance for coal-fired power plants in 2011. We do not finance[5] new plants in developed countries where carbon intensity exceeds 550g/kWh (effectively the level of a gas-fired plant) or in developing countries in excess of 850 g/kWh (effectively excluding the dirtiest plants).

●	In 2016, HSBC prohibited the financing of new thermal coal mines and new customers dependent on thermal coal mining[6].

All of the eligible businesses and projects will exceed HSBC’s Energy Sector Policy, by excluding all coal-fired power plants, and the extraction and refining of coal7. This is in addition to the prohibitions on financial services for thermal coal mines and mountaintop removal that are articulated in HSBC’s Mining and Metals Policy (see section 7 for further details).

2.3. Excluded Sectors

Business and projects that are involved in the following operations will be ineligible as Use of Proceeds of an HSBC SDG Bond issue:

●	nuclear power generation

●	weapons

●	alcohol

●	gambling / adult entertainment

●	palm oil

3.	Governance, Process for Identification and Approval of Use of Proceeds

HSBC has established a Green Bond Committee for the issuance of our inaugural Green Bond in 2015.

The Green Bond Committee is chaired by Treasury and membership consists of experts from HSBC’s Group Sustainability, Risk, Sustainable Financing, Portfolio Management, Debt Capital Markets, and Project Export Finance teams, among others. Memberships was selected based on relevant functional expertise. The Committee originally had the responsibility for governing the HSBC Green Bond Framework.

This Green Bond Committee is now also appointed with the responsibility for governing the HSBC SDG Bond Framework to align / streamline oversight processes and ensure consistency of approach.

Similarly to an HSBC Green Bond issue, the Green Bond Committee has responsibility for the ratification of eligible business and projects, which are initially proposed by local banking teams and evaluated by Group Sustainability via disciplined, multi-step process following clear and consistently applied guidelines, as defined below:

1.)	A definition of sustainable finance/lending has been defined in the Eligible Categories above and approved by the GBC for the purposes of identifying and monitoring of potentially eligible business or projects , as well as reporting on any HSBC SDG bond issue across the bank. As noted above, any potentially eligible business or projects will have already been evaluated for adherence to HSBC’s Sustainability Policies (see Section 7 for further details).

2.)	Ultimately the project details, together with Group Sustainability review and recommendation are submitted to the GBC for their ratification of inclusion or exclusion as Use of Proceeds of the respective HSBC SDG Bond. The recommendation will be made with consideration of net sustainability benefit, including:

a.	An assessment of the business or projects against relevant available standards and benchmarks;

5 http://www.hsbc.com/-/media/hsbc-com/citizenship/sustainability/pdf/110124hsbcenergysectorpolicy.pdf

6 http://www.hsbc.com/-/media/hsbc-com/citizenship/sustainability/pdf/161028-mining-and-metals-policy.pdf

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b.	A consideration of the business or projects compared to feasible alternatives; and

c.	Lifecyle impacts and rebound effects over a timeline relevant to the business or project

d.	The intended beneficiaries of the project, with a focus towards targeted populations as defined by the ICMA Social Bond Principles 2017

3.)	In all cases, Group Sustainability will have a final veto on eligibility decisions.

4.)	Additionally, HSBC internal knowledge and expertise on climate change, including the HSBC Climate Change Center of Excellence, will be employed in decisions made with regards to HSBC’s SDG Bond.

4.	Management and Tracking of the Proceeds of Issuance

The Green Bond Committee will track the Use of Proceeds of an HSBC SDG Bond(s) via its internal information systems.

Each HSBC SDG Bond will be booked under an earmarked position which is set up for each SDG Bond specifically in the appropriate internal system.

HSBC will establish a register, recording each specific facility allocated as Use of Proceeds for an SDG Bond by a unique position identifier.

While any portion of the proceeds of an HSBC SDG Bond issue has not been applied directly to finance or refinance eligible lending, proceeds may be invested according to local liquidity management guidelines.

5.	Reporting on Use of Proceeds

The HSBC SDG Bond issuing entity will provide a SDG Progress Report on an annual basis, until full allocation including:

Allocation Reporting:

●	Aggregate amounts of funds allocated to each of the Eligible Categories (as listed in Table 1) together with a description of the types of business and projects financed;

●	The remaining balance of unallocated SDG Bond proceeds at the reporting period end; and

●	Confirmation that the Use of Proceeds of the SDG Bond(s) issued conforms with the HSBC SDG Bond Framework

Impact Reporting:

HSBC recognises investors’ preference for enhanced information on Use of Proceeds. Where possible, HSBC will provide further information and examples of eligible businesses and projects financed by an HSBC SDG Bond.

  Table 2: Indicative Impact Reporting Criteria

SDG category	Indiciaitve Reporting Criteria
SDG 3: Good Health and Well-being	● Number of hospital and other healthcare facilities built/upgraded ● Number of health checks provided ● Number of residents benefitting from healthcare which is otherwise not accessible
SDG 4: Quality Education	● Number of educational institutions funded – location and type ● Number of students supported

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● Number of years’ of education provided which is otherwise not accessible
SDG 6: Clean Water and Sanitation	● Number of tonnes of clean water provided ● Number of units of water hygiene equipment provided ● Number of water infrastructure projects built ie. dams, reservoirs
SDG 7: Affordable and Clean Energy

●     Kw of clean energy provided

●     Number of tonnes of Co2 avoided

●     Number of household/residents benefitting from affordable and clean energy which is otherwise not accessible

●     Number of solar farms or wind farms

●     Location and type of solar or wind farms

SDG 9: Industry, Innovation and Infrastructure	● Length of low carbon tracks built ● Number of electric/hybrid/ low-emission vehicles provided ● Number of Smart Meters provided (cities / industry)
SDG 11: Sustainable Cities and Communities

●     Number of household/residents

●     Length of low carbon tracks built

●     Number of electric/hybrid/ low-emission vehicles provided

●     Number of tonnes of Co2 avoided

●     Kw of clean energy provided

●     Number of Smart Meters provided

SDG 13: Climate Action	● Length of low carbon tracks built ● Number of electric/hybrid/ low-emission vehicles provided ● Number of tonnes of Co2 avoided

In all cases information with respect to borrowers and their businesses and projects, will be subject to permitted disclosure in accordance with relevant confidentiality agreements and competition issues.

The HSBC issuing entity will prepare the report and the Green Bond Committee will review and approve each SDG Progress Report.

Each SDG Progress Report will be published on HSBC Group Investor Relations webpage, found through hsbc.com.

6.	External Review and Assurance

HSBC has obtained a second party opinion from Sustainalytics to confirm the alignment of the HSBC SDG Bond Framework with both the Green Bond Principles8 and Social Bond Principles9.

Sustainalytics’ second party opinion will be published on HSBC Group Investor Relations webpage, found through http://www.hsbc.com/investor-relations/fixed-income-investors/green-bonds.

For each SDG Bond issued under the HSBC SDG Bond Framework, we will engage an appropriate independent provider to review the SDG Bond Progress Report, on an annual basis, and opine on its conformity with the HSBC

8 http://www.icmagroup.org/Regulatory-Policy-and-Market-Practice/green-bonds/

9 http://www.icmagroup.org/Regulatory-Policy-and-Market-Practice/green-bonds/guidance-for-issuers-of-social-bonds/

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SDG Bond Framework.

The annual SDG Progress Report and related opinion will be made available, to the public at the HSBC Group Investor Relations webpage, found through http://www.hsbc.com/investor-relations/fixed-income-investors/green-bonds.

7.	HSBC Sector Policies

HSBC is fully committed to its own sustainability approach and compliance with the sustainability commitments that the bank has made in the public domain.

HSBC recognises that we have responsibilities not only towards our customers, employees and shareholders, but also the countries and communities in which we operate. This means understanding and managing the impact we have on society and the environment, and investing in the future of our employees and the communities we serve. HSBC Group Sustainability’s mandate is to ensure that the business translates this recognition into practice. All of HSBC’s sustainability reporting, including our policy statements and sector policies, are available at http://www.hsbc.com/our-approach/measuring-our-impact

As such, HSBC has developed specific Sustainability Risk Policies for sectors in which it has considerable business and where there is potentially high adverse impacts on people and the environment. These include: Energy Sector, Defence Equipment, Freshwater, Equator Principles (Project Finance), Chemicals Industry, Mining and Metals, Forestry, World Heritage Sites and Ramsar Wetlands, and Agriculture Commodities. More information can be found on the public website at http://www.hsbc.com/citizenship/sustainability/finance.

These policies, in addition to the Equator Principles, are incorporated into the preliminary environmental and social assessment for Eligible lending.

For more information regarding HSBC’s application of the Equator Principles, please visit the following public website http://www.hsbc.com/citizenship/sustainability/finance/equator-principles.

In addition, all of the bank’s activities are subject to the HSBC’s statement on Human Rights, which sets out the bank’s commitment to the UN Guiding Principles on Business and Human Rights, and the fundamental rights set out on the UN Declaration of Human Rights and the ILO’s Declaration Fundamental Principles and Rights at Work. For more information, please see the public website at http://www.hsbc.com/our-approach/our-values

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Appendix	1.

Links to relevant organisations / standards

Sustainable Development Goals: http://www.un.org/sustainabledevelopment/sustainable-development-goals/

Equator Principles: www.equator-principles.com

Green Bond Principles: http://www.icmagroup.org/Regulatory-Policy-and-Market-Practice/green-bonds/

None of the websites referred to herein, including where a link is provided, nor any of the information contained on such websites, is incorporated by reference herein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: November 14, 2017
	By:	/s/ Ben S J Mathews
	Name:	Ben S J Mathews
	Title:	Group Company Secretary